UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING LIMITED LLC
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for
Amgen Manufacturing Limited LLC

Audited Financial Statements
and Supplemental Schedule
Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing Limited LLC (formerly known as The Retirement and Savings Plan for Amgen Manufacturing, Limited) (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP
We have served as the Plan’s auditor since 1992.
Los Angeles, California
June 20, 2024

The Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets
Investments at fair value	$702,634,440	$595,003,942
Notes receivable from participants	16,846,516	16,068,774
Other – principally due from broker	713,083	395,402
Total assets	720,194,039	611,468,118
Liabilities
Other – principally due to broker	634,863	462,064
Total liabilities	634,863	462,064
Net assets available for benefits	$719,559,176	$611,006,054
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2023
Additions to (deductions from) net assets:
Employer contributions	$20,198,444
Participant contributions	18,858,531
Rollover contributions	1,281,640
Interest and dividend income	5,505,448
Net realized/unrealized gains	87,093,685
Interest income on notes receivable from participants	905,874
Benefits paid	(24,517,843)
Investment and administrative fees	(772,657)
Net increase	108,553,122
Net assets available for benefits at beginning of year	611,006,054
Net assets available for benefits at end of year	$719,559,176
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements
December 31, 2023

1. Description of the Plan
The following is a description of The Retirement and Savings Plan for Amgen Manufacturing Limited LLC (the Plan). Effective May 1, 2024, the Plan (formerly known as The Retirement and Savings Plan for Amgen Manufacturing, Limited) was amended solely to reflect that, as a result of an internal organizational restructuring that had no substantive impact on participants or Plan assets, the Plan sponsor is now Amgen Manufacturing Limited LLC (the successor entity to Amgen Manufacturing, Limited). The description below provides only general information, and accordingly, participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective May 1, 1992, and was amended and restated effective January 1, 2017, and subsequently amended, with the most recent amendment adopted on June 7, 2024. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing Limited LLC (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan is intended to qualify under Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, as amended (the PR Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions (together, Individual Contributions). A participant’s pre-tax contributions are subject to the PR Code and Plan limitations and could not exceed $15,000 in 2023. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to the PR Code and Plan limitations and could not exceed $1,500 in 2023. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their Individual Contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax Individual Contributions, referred to as catch-up contributions, that are subject to the PR Code and Plan limitations and could not exceed $1,500 in 2023. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make Individual Contributions to the Plan, equal to 4% of each participant’s eligible compensation up to a maximum of $13,200 in 2023 (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $15,000 in 2023.
Participants select the investments in which their Individual Contributions, including their Core Contributions and Matching Contributions (collectively, Company Contributions), are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

The Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

Vesting
Participants are immediately vested with respect to their Individual Contributions and Matching Contributions and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon reaching age 65 while employed by the Company, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested portion of the participant’s account will be treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (a) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (b) the date the participant receives a distribution of the entire vested portion of their account.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s Individual Contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Plan participants can invest in seven different asset classes as well as Amgen stock or can actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios, which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are composed primarily of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, a participant may elect to receive a full or partial distribution of his or her account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; or (d) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
No withdrawals may be made from the Plan while a participant continues to be employed by the Company except in certain circumstances including, but not limited to, financial hardship, disability and attainment of age 59 1/2.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.

The Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would become fully vested in Core Contributions and receive distributions of their account balances.
Trustee and Custodians
Banco Popular de Puerto Rico is the Plan’s trustee. Bank of America, N.A. is the Plan’s custodian with respect to the self-directed brokerage arrangement and the Amgen common stock fund. Northern Trust Company, NA (Northern) is the Plan’s custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.
Fair Value Measurement
The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for investment options representing varied combinations of equities (including Amgen stock), fixed income, and other investments. Investments, in general, particularly in securities, are exposed to various risks, such as interest rate, inflation, market and credit risks, among others. Market risk includes global events which could impact the value of investments, including securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, including securities, it is at least reasonably possible that changes in the values of the Plan’s investments, including securities, will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

The Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2023, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$113,016,422	$—	$—	$113,016,422
Cash and cash equivalents	30,340	—	—	30,340
Collective trust funds	—	492,330,408	—	492,330,408
Common and preferred stock	73,030,315	—	—	73,030,315
Mutual funds	10,787,733	—	—	10,787,733
Self-directed brokerage accounts	13,439,222	—	—	13,439,222
Total investments at fair value	$210,304,032	$492,330,408	$—	$702,634,440

The Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

	Fair value measurements at December 31, 2022, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$103,662,409	$—	$—	$103,662,409
Cash and cash equivalents	200,285	—	—	200,285
Collective trust funds	—	372,729,128	—	372,729,128
Common and preferred stocks	101,755,093	—	—	101,755,093
Mutual funds	8,345,597	—	—	8,345,597
Self-directed brokerage accounts	8,311,430	—	—	8,311,430
Total investments at fair value	$222,274,814	$372,729,128	$—	$595,003,942
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, mutual funds and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.
4. Income Tax Status
The Plan received an opinion letter from the Puerto Rico Treasury Department (PRTD) dated February 26, 2018, with an effective date of January 1, 2017, stating that the Plan meets the requirements of Section 1081.01 of the PR Code and the regulations thereunder, and, therefore the related trust forming part of the Plan is exempt from taxation. Subsequently, seven amendments were made to the Plan, and the Plan received letters from the PRTD stating the PRTD has no objection to the first five of these amendments. The Company has submitted the sixth amendment and will submit the seventh amendment to the PRTD requesting an opinion that the Plan remains in compliance with the PR Code and regulations thereunder. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification.
For taxable year 2023, the Company believes the Plan satisfied, and operated in compliance with, the applicable requirements of the PR Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps, if any, to maintain the Plan’s compliance with the applicable requirements of the PR Code.
5. Party-in-Interest Transactions
Parties-in-interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the custodians certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan invests in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions.

The Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2023	2022
Net assets available for benefits per the financial statements	$719,559,176	$611,006,054
Amounts allocated to withdrawing participants	(27,778)	—
Deemed loans	(850,054)	(753,247)
Net assets per the Form 5500	$718,681,344	$610,252,807
The following is a reconciliation of expenses per the financial statements to the Form 5500:

Year Ended December 31, 2023
Benefits paid	$(24,517,843)
Investment and administrative fees	(772,657)
Total expenses per the financial statements	(25,290,500)
Amounts allocated to withdrawing participants at December 31, 2023	(27,778)
Deemed loans at December 31, 2022	753,247
Deemed loans at December 31, 2023	(850,054)
Total expenses per the Form 5500	$(25,415,085)

Supplemental Schedule
The Retirement and Savings Plan for Amgen Manufacturing Limited LLC
EIN: 98-0210484 Plan: #001
As of December 31, 2023
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen Stock*	Employer Securities 392,391 shares	$113,016,422
			$113,016,422

Capital Preservation Asset Class:
Galliard Stable Return Fund W*	Collective Trust Fund 1,276,224 units	80,046,397
NT Collective Short Term Investment Fund*	Collective Trust Fund 4,536,970 units	4,536,970
Total Capital Preservation Asset Class			84,583,367

Fixed Income Active Asset Class:
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund 682,917 units	7,757,939
MetLife Core Plus Collective Fund*	Collective Trust Fund 777,815 units	7,669,252
Schroder Global Strategic Bond Trust Class W*	Collective Trust Fund 263,087 units	2,778,201
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund - Non Lending*	Collective Trust Fund 13,105 units	1,943,854
NT Collective Short Term Investment Fund*	Collective Trust Fund 22,839 units	22,839
Total Fixed Income Active Asset Class			20,172,085

Fixed Income Index Asset Class:
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund - Non Lending*	Collective Trust Fund 844,716 units	125,296,665
NT Collective Short Term Investment Fund*	Collective Trust Fund 5 units	5
Total Fixed Income Index Asset Class			125,296,670

U.S. Equity Active Asset Class:
Northern Trust Collective Russell 1000 Value Index Fund - Non Lending*	Collective Trust Fund 28,376 units	15,824,900
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 54,968 units	4,122,651
Amazon Inc.	Common and Preferred Stock 13,598 shares	2,066,080
Microsoft Corporation	Common and Preferred Stock 5,476 shares	2,059,195
Visa Inc. Class A	Common and Preferred Stock 5,481 shares	1,426,978
ServiceNow Inc.	Common and Preferred Stock 1,967 shares	1,389,666
NT Collective Short Term Investment Fund*	Collective Trust Fund 1,369,958 units	1,369,958
Nvidia Corporation	Common and Preferred Stock 2,207 shares	1,092,951
Netflix, Inc.	Common and Preferred Stock 1,941 shares	945,034
Dexcom Inc.	Common and Preferred Stock 6,699 shares	831,279
UnitedHealth Group Inc.	Common and Preferred Stock 1,534 shares	807,605
S&P Global Inc	Common and Preferred Stock 1,696 shares	747,122
Danaher Corporation	Common and Preferred Stock 3,199 shares	740,057
SS&C Technologies Holdings Inc.	Common and Preferred Stock 11,962 shares	730,998
Citigroup Inc.	Common and Preferred Stock 13,778 shares	708,740
Dow Inc.	Common and Preferred Stock 12,299 shares	674,477
Canadian Pacific Kansas City Limited	Common and Preferred Stock 8,313 shares	657,226

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Intuit Inc.	Common and Preferred Stock 1,013 shares	633,155
Ecolab, Inc.	Common and Preferred Stock 3,187 shares	632,141
Wells Fargo & Company*	Common and Preferred Stock 12,417 shares	611,165
Facebook Inc.	Common and Preferred Stock 1,707 shares	604,210
Equinix Inc.	Common and Preferred Stock 747 shares	601,626
Workday Inc. Class A	Common and Preferred Stock 2,166 shares	597,946
Autodesk Inc.	Common and Preferred Stock 2,453 shares	597,256
MSCI Inc.	Common and Preferred Stock 1,052 shares	595,064
Baxter International Inc.	Common and Preferred Stock 15,301 shares	591,537
Yum! Brands Inc.	Common and Preferred Stock 4,523 shares	590,975
Thermo Fisher Corporation	Common and Preferred Stock 1,084 shares	575,376
Snowflake Inc. Class A	Common and Preferred Stock 2,861 shares	569,339
Capital One Financial Corporation	Common and Preferred Stock 4,311 shares	565,258
Aon PLC	Common and Preferred Stock 1,888 shares	549,446
Alphabet Inc. Class C	Common and Preferred Stock 3,895 shares	548,922
Novo Nordisk A/S	Common and Preferred Stock 5,216 shares	539,595
MetLife Inc.*	Common and Preferred Stock 8,145 shares	538,629
STERIS plc	Common and Preferred Stock 2,399 shares	527,420
Salesforce.com Inc.	Common and Preferred Stock 1,989 shares	523,385
Block, Inc.	Common and Preferred Stock 6,684 shares	517,007
Euronet Worldwide Inc.	Common and Preferred Stock 4,922 shares	499,534
Atlassian Corporation	Common and Preferred Stock 2,065 shares	491,181
Cognizant Technology Solutions Corporation Class A	Common and Preferred Stock 6,494 shares	490,492
Lear Corporation	Common and Preferred Stock 3,444 shares	486,327
Starbucks Corporation	Common and Preferred Stock 4,988 shares	478,898
Clean Harbors Inc.	Common and Preferred Stock 2,728 shares	476,063
American Express Company	Common and Preferred Stock 2,539 shares	475,656
Ball Corporation	Common and Preferred Stock 8,244 shares	474,195
Magna International Inc.	Common and Preferred Stock 8,018 shares	473,703
Sherwin-Williams Company	Common and Preferred Stock 1,514 shares	472,217
Datadog Inc.	Common and Preferred Stock 3,856 shares	468,041
RB Global Inc.	Common and Preferred Stock 6,905 shares	461,875
Iqvia Holdings Inc.	Common and Preferred Stock 1,990 shares	460,446
Synopsys Inc.	Common and Preferred Stock 868 shares	446,942
Alight Inc. Class A	Common and Preferred Stock 50,552 shares	431,209
Fresenius Medical Care	Common and Preferred Stock 20,697 shares	431,119
Bank of America Corporation*	Common and Preferred Stock 12,730 shares	428,619
FleetCor Technologies Inc.	Common and Preferred Stock 1,516 shares	428,437
Entegris Inc.	Common and Preferred Stock 3,570 shares	427,757
Edison International	Common and Preferred Stock 5,893 shares	421,291
Waste Connections Inc.	Common and Preferred Stock 2,799 shares	417,807
Shopify Inc	Common and Preferred Stock 5,315 shares	414,039
Merit Medical Systems Inc.	Common and Preferred Stock 5,409 shares	410,868
Equitable Holdings Inc.	Common and Preferred Stock 12,195 shares	406,094
J2 Global Inc.	Common and Preferred Stock 5,974 shares	401,393
Sensata Technologies BV Holding	Common and Preferred Stock 10,567 shares	397,002
Lam Resh Corporation	Common and Preferred Stock 503 shares	393,980
CarGurus Inc. Class A	Common and Preferred Stock 15,893 shares	383,975
Voya Financial Inc.	Common and Preferred Stock 5,260 shares	383,770
JP Morgan Chase & Company	Common and Preferred Stock 2,241 shares	381,194
Charles River Laboratories International Inc.	Common and Preferred Stock 1,607 shares	379,895

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Global Payments Inc.	Common and Preferred Stock 2,920 shares	370,840
Ametek Inc.	Common and Preferred Stock 2,249 shares	370,838
Trimble Inc.	Common and Preferred Stock 6,810 shares	362,292
Uber Technologies Inc.	Common and Preferred Stock 5,879 shares	361,970
Wabtec Corporation	Common and Preferred Stock 2,844 shares	360,904
Medtronic PLC	Common and Preferred Stock 4,361 shares	359,259
QuidelOrtho Corporation	Common and Preferred Stock 4,847 shares	357,224
Bio-Techne Corporation	Common and Preferred Stock 4,600 shares	354,936
Newell Brands Inc.	Common and Preferred Stock 40,857 shares	354,639
Halozyme Therapeutics Inc.	Common and Preferred Stock 9,559 shares	353,301
Charter Communications Inc.	Common and Preferred Stock 900 shares	349,812
Amphenol Corporation Class A	Common and Preferred Stock 3,518 shares	348,739
Entegris Inc.	Common and Preferred Stock 2,876 shares	344,602
Henry Schein Inc.	Common and Preferred Stock 4,520 shares	342,209
Bristol Myers Squibb	Common and Preferred Stock 6,602 shares	338,749
BWX Technologies Inc.	Common and Preferred Stock 4,374 shares	335,617
Shell plc	Common and Preferred Stock 5,076 shares	334,001
Matson Inc.	Common and Preferred Stock 2,896 shares	317,402
PVH Corporation	Common and Preferred Stock 2,492 shares	304,323
Nu Holdings Limited	Common and Preferred Stock 35,529 shares	295,957
Churchill Downs Inc.	Common and Preferred Stock 2,173 shares	293,203
TE Connectivity Limited	Common and Preferred Stock 2,068 shares	290,554
LKQ Corporation	Common and Preferred Stock 5,913 shares	282,582
Tyson Foods Inc.	Common and Preferred Stock 5,227 shares	280,951
Goldman Sachs Group Inc.	Common and Preferred Stock 723 shares	278,912
Walt Disney Company	Common and Preferred Stock 3,061 shares	276,378
Amdocs Limited	Common and Preferred Stock 3,134 shares	275,447
Ingredion Inc.	Common and Preferred Stock 2,525 shares	274,038
Gildan Activewear Inc.	Common and Preferred Stock 8,279 shares	273,704
Okta Inc. Class A	Common and Preferred Stock 2,984 shares	270,142
ACV Auctions Inc. Class A	Common and Preferred Stock 17,732 shares	268,640
Edwards Lifesciences Corporation	Common and Preferred Stock 3,510 shares	267,638
DoorDash Inc. Class A	Common and Preferred Stock 2,694 shares	266,410
Heico Corporation Class A	Common and Preferred Stock 1,851 shares	263,656
Costar Group Inc.	Common and Preferred Stock 3,001 shares	262,257
HealthEquity Inc.	Common and Preferred Stock 3,929 shares	260,493
Cooper Companies Inc.	Common and Preferred Stock 687 shares	259,988
NOV Inc.	Common and Preferred Stock 12,448 shares	252,445
UBS Group AG	Common and Preferred Stock 7,993 shares	246,984
Brown & Brown Inc.	Common and Preferred Stock 3,393 shares	241,276
Cabot Corporation	Common and Preferred Stock 2,864 shares	239,144
Cloudflare Inc.	Common and Preferred Stock 2,845 shares	236,875
Teleflex Inc.	Common and Preferred Stock 931 shares	232,136
GlobalFoundries Inc.	Common and Preferred Stock 3,804 units	230,522
Huntington Bancshares Inc.	Common and Preferred Stock 18,075 shares	229,914
Floor & Decor Holdings Inc.	Common and Preferred Stock 2,025 shares	225,909
IDEX Corporation	Common and Preferred Stock 1,040 shares	225,794
Okta Inc.	Common and Preferred Stock 2,488 shares	225,239
FTI Consulting Inc.	Common and Preferred Stock 1,099 shares	218,866
AerCap Holdings N.V.	Common and Preferred Stock 2,911 shares	216,346
Acadia Healthcare Company Inc.	Common and Preferred Stock 2,734 shares	212,596

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
LPL Financial Holdings Inc.	Common and Preferred Stock 928 shares	211,231
Generac Holdings Inc.	Common and Preferred Stock 1,634 shares	211,178
MACOM Technology Solutions Holdings Inc.	Common and Preferred Stock 2,270 shares	210,997
Gartner Inc.	Common and Preferred Stock 463 shares	208,864
Kirby Corporation	Common and Preferred Stock 2,649 shares	207,894
Graphic Packaging Holding Company	Common and Preferred Stock 8,346 shares	205,729
American International Group Inc.*	Common and Preferred Stock 3,029 shares	205,215
Cimpress plc	Common and Preferred Stock 2,558 shares	204,768
Dynatrace Inc.	Common and Preferred Stock 3,731 shares	204,048
ZipRecruiter Inc. Class A	Common and Preferred Stock 14,536 shares	202,050
Huron Consulting Group Inc.	Common and Preferred Stock 1,943 shares	199,740
Skechers USA Inc. Class A	Common and Preferred Stock 3,161 shares	197,057
National Retail Properties Inc.	Common and Preferred Stock 4,548 shares	196,019
Tenable Holdings Inc.	Common and Preferred Stock 4,253 shares	195,893
Dolby Laboratories Inc.	Common and Preferred Stock 2,253 shares	194,164
Doximity Inc.	Common and Preferred Stock 6,720 shares	188,429
Smartsheet Inc. Class A	Common and Preferred Stock 3,934 shares	188,124
10X Genomics Inc. Class A	Common and Preferred Stock 3,335 shares	186,627
Advanced Energy Industries Inc.	Common and Preferred Stock 1,683 shares	183,312
Ultragenyx Pharmaceutical Inc.	Common and Preferred Stock 3,803 shares	181,859
Chemed Corporation	Common and Preferred Stock 310 shares	181,273
Prosperity Bancshares Inc.	Common and Preferred Stock 2,658 shares	180,026
WisdomTree Investments Inc.	Common and Preferred Stock 25,565 shares	177,165
Skyworks Solutions Inc	Common and Preferred Stock 1,556 shares	174,926
ASGN Inc.	Common and Preferred Stock 1,808 shares	173,875
Carlisle Companies Inc.	Common and Preferred Stock 555 shares	173,399
Airbnb Inc. Class A	Common and Preferred Stock 1,266 shares	172,353
Dycom Industries Inc.	Common and Preferred Stock 1,496 shares	172,175
Itron Inc.	Common and Preferred Stock 2,279 shares	172,087
UGI Corporation	Common and Preferred Stock 6,960 shares	171,216
Pool Corporation	Common and Preferred Stock 424 shares	169,053
FMC Corporation	Common and Preferred Stock 2,674 shares	168,596
Woodward Inc.	Common and Preferred Stock 1,233 shares	167,848
Match Group Inc.	Common and Preferred Stock 4,564 shares	166,586
Range Resources Corporation	Common and Preferred Stock 5,243 shares	159,597
Belden Inc.	Common and Preferred Stock 2,033 shares	157,049
Copart Inc.	Common and Preferred Stock 3,203 shares	156,947
Albany International Corporation Class A	Common and Preferred Stock 1,585 shares	155,679
On Semiconductor Corporation	Common and Preferred Stock 1,862 shares	155,533
BankUnited Inc.	Common and Preferred Stock 4,746 shares	153,913
ALLETE Inc.	Common and Preferred Stock 2,457 shares	150,270
Align Technology Inc.	Common and Preferred Stock 532 shares	145,768
Azekpany Inc.	Common and Preferred Stock 3,755 shares	143,629
General Electric	Common and Preferred Stock 1,117 shares	142,563
Alamos Gold Inc. Class A	Common and Preferred Stock 10,485 shares	141,233
Certara Inc.	Common and Preferred Stock 7,998 shares	140,685
Diamondback Energy Inc.	Common and Preferred Stock 907 shares	140,658
National Bank Holdings Corporation Class A	Common and Preferred Stock 3,706 shares	137,826
First American Financial Corporation	Common and Preferred Stock 2,132 shares	137,386
Graco Inc.	Common and Preferred Stock 1,561 shares	135,432
Cohen & Steers Inc.	Common and Preferred Stock 1,788 shares	135,405

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Sea Limited	Common and Preferred Stock 3,342 shares	135,351
Applied Industrial Technologies Inc.	Common and Preferred Stock 780 shares	134,698
Nasdaq Inc.	Common and Preferred Stock 2,310 shares	134,303
Coherent Corporation	Common and Preferred Stock 3,072 shares	133,724
Keysight Technologies Inc.	Common and Preferred Stock 822 shares	130,772
AptarGroup Inc.	Common and Preferred Stock 1,053 shares	130,172
KAR Auction Services Inc.	Common and Preferred Stock 8,787 shares	130,135
ACI Worldwide Inc.	Common and Preferred Stock 4,234 shares	129,560
Oceaneering International Inc.	Common and Preferred Stock 6,067 shares	129,103
Sotera Health Company	Common and Preferred Stock 7,615 shares	128,313
IAC Inc.	Common and Preferred Stock 2,445 shares	128,069
Summit Materials Inc.	Common and Preferred Stock 3,313 shares	127,418
Under Armour Inc. Class C	Common and Preferred Stock 15,240 shares	127,254
Cardinal Health, Inc.	Common and Preferred Stock 1,261 shares	127,109
Hannon Armstrong Sustainable Infrastructure Capital Inc.	Common and Preferred Stock 4,608 shares	127,089
Legend Biotech Corporation	Common and Preferred Stock 2,069 shares	124,492
Carter Inc.	Common and Preferred Stock 1,658 shares	124,168
Iridium Communications Inc.	Common and Preferred Stock 3,000 shares	123,480
BRP Group Inc. Class A	Common and Preferred Stock 5,105 shares	122,622
KBR, Inc.	Common and Preferred Stock 2,195 shares	121,625
Encompass Health Corporation	Common and Preferred Stock 1,766 shares	117,828
Viper Energy Inc.	Common and Preferred Stock 3,746 shares	117,549
Veracyte Inc.	Common and Preferred Stock 4,161 shares	114,469
National Vision Holdings Inc.	Common and Preferred Stock 5,462 shares	114,320
Prestige Consumer Healthcare Inc.	Common and Preferred Stock 1,866 shares	114,237
Matthews International Corporation Class A	Common and Preferred Stock 3,077 shares	112,772
Box Inc. Class A	Common and Preferred Stock 4,376 shares	112,069
Teledyne Technologies Inc.	Common and Preferred Stock 249 shares	111,126
Hexcel Corporation	Common and Preferred Stock 1,499 shares	110,551
Middleby Corporation	Common and Preferred Stock 744 shares	109,494
KB Home	Common and Preferred Stock 1,740 shares	108,680
Supernus Pharmaceuticals Inc.	Common and Preferred Stock 3,753 shares	108,612
Tandem Diabetes Care Inc.	Common and Preferred Stock 3,670 shares	108,559
Knowles Corporation	Common and Preferred Stock 6,033 shares	108,051
Knight-Swift Transportation Holdings Inc. Class A	Common and Preferred Stock 1,845 shares	106,364
Arvinas Inc.	Common and Preferred Stock 2,582 shares	106,275
WillScot Mobile Mini Holdings Corporation	Common and Preferred Stock 2,378 shares	105,821
N-Able Technologies International Inc.	Common and Preferred Stock 7,905 shares	104,741
Helen Trustoy Limited	Common and Preferred Stock 865 shares	104,501
Tronox Holdings PLC	Common and Preferred Stock 7,250 shares	102,660
SpringWorks Therapeutics Inc.	Common and Preferred Stock 2,788 shares	101,762
Jacobs Solutions Inc.	Common and Preferred Stock 779 shares	101,114
Toro Company	Common and Preferred Stock 1,053 shares	101,077
Sally Beauty Holdings Inc.	Common and Preferred Stock 7,523 shares	99,905
Transmedics Group Inc.	Common and Preferred Stock 1,253 shares	98,899
Barnes Group Inc.	Common and Preferred Stock 2,990 shares	97,564
TKO Group Holdings Inc.	Common and Preferred Stock 1,195 shares	97,488
AZZ Inc.	Common and Preferred Stock 1,617 shares	93,932
Markel Corporation Holding Company	Common and Preferred Stock 66 shares	93,713
Texas Capital Bancshares Inc.	Common and Preferred Stock 1,449 shares	93,649

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
8X8 Inc.	Common and Preferred Stock 24,771 shares	93,634
J & J Snack Foods Corporation	Common and Preferred Stock 559 shares	93,431
Sportradar Group	Common and Preferred Stock 8,354 shares	92,312
Agios Pharmaceuticals Inc.	Common and Preferred Stock 4,120 shares	91,752
Nevro Corporation	Common and Preferred Stock 4,218 shares	90,771
Aspen Technology Inc.	Common and Preferred Stock 411 shares	90,482
Pfizer Inc.	Common and Preferred Stock 3,113 shares	89,623
Catalent Inc.	Common and Preferred Stock 1,959 shares	88,018
SLR Investment Corporation	Common and Preferred Stock 5,684 shares	85,431
TreeHouse Foods Inc.	Common and Preferred Stock 2,054 shares	85,138
Harsco Corporation	Common and Preferred Stock 9,104 shares	81,936
Ciena Corporation	Common and Preferred Stock 1,814 shares	81,648
Align Technology Inc.	Common and Preferred Stock 295 shares	80,830
Masimo Corporation	Common and Preferred Stock 682 shares	79,937
Flowserve Corporation	Common and Preferred Stock 1,938 shares	79,884
Pacific Premier Bancorp Inc.	Common and Preferred Stock 2,662 shares	77,491
United Community Bank Blairsville Georgia	Common and Preferred Stock 2,603 shares	76,164
iShares Russell Mid-Cap ETF	Mutual Fund 974 shares	75,709
Haemonetics Corporation	Common and Preferred Stock 885 shares	75,676
PetIQ Inc. Class A	Common and Preferred Stock 3,766 shares	74,379
JBG SMITH Properties	Common and Preferred Stock 4,267 shares	72,582
Curtiss Wright Corporation	Common and Preferred Stock 324 shares	72,184
BJs Wholesale Club Holdings Inc.	Common and Preferred Stock 1,052 shares	70,126
Elastic N.V.	Common and Preferred Stock 614 shares	69,198
Monro Inc.	Common and Preferred Stock 2,302 shares	67,541
IPG Photonics Corporation	Common and Preferred Stock 609 shares	66,101
Consensus Cloud Solutions Inc.	Common and Preferred Stock 2,430 shares	63,690
Grand Canyon Education Inc.	Common and Preferred Stock 476 shares	62,851
GXO Logistics Inc.	Common and Preferred Stock 1,019 shares	62,322
Banner Corporation	Common and Preferred Stock 1,158 shares	62,022
1-800-FLOWERS.COM Inc. Class A	Common and Preferred Stock 5,713 shares	61,586
Floor & Decor Holdings Inc.	Common and Preferred Stock 543 shares	60,577
STAG Industrial Inc.	Common and Preferred Stock 1,529 shares	60,029
NCR Corporation	Common and Preferred Stock 3,543 shares	59,912
iShares Core S&P Small-Cap ETF	Mutual Fund 547 shares	59,213
Relay Therapeutics Inc.	Common and Preferred Stock 5,278 shares	58,111
Northwestern Corporation	Common and Preferred Stock 1,087 shares	55,317
Herbalife Nutrition Limited	Common and Preferred Stock 3,624 shares	55,302
Silgan Holdings Inc.	Common and Preferred Stock 1,218 shares	55,115
Heartland Express Inc.	Common and Preferred Stock 3,678 shares	52,448
Sonos Inc.	Common and Preferred Stock 3,002 shares	51,454
Patterson-UTI Energy Inc.	Common and Preferred Stock 4,665 shares	50,382
Fox Factory Holding Corporation	Common and Preferred Stock 740 shares	49,935
WSFS Financial Corporation	Common and Preferred Stock 1,076 shares	49,421
Mid-American Apartment Communities Inc.	Common and Preferred Stock 367 shares	49,347
Boston Properties Inc.	Common and Preferred Stock 695 shares	48,768
Wolverine World Wide Inc.	Common and Preferred Stock 5,435 shares	48,317
Axogen Inc.	Common and Preferred Stock 7,054 shares	48,179
Northern Oil & Gas Inc.	Common and Preferred Stock 1,288 shares	47,746
Mercury Systems Inc.	Common and Preferred Stock 1,180 shares	43,153
Infinera Corporation	Common and Preferred Stock 8,934 shares	42,437

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Designer Brands Inc. Class A	Common and Preferred Stock 4,789 shares	42,383
Nu Skin Enterprises Inc. Class A	Common and Preferred Stock 2,144 shares	41,636
Omnicell Inc.	Common and Preferred Stock 1,057 shares	39,775
Rogers Corporation	Common and Preferred Stock 293 shares	38,697
iShares Russell 2000 ETF	Mutual Fund 157 shares	31,511
Berkshire Hills Bancorp Inc.	Common and Preferred Stock 1,249 shares	31,013
Mednax Inc.	Common and Preferred Stock 2,546 shares	23,678
John Bean Technologies Corporation	Common and Preferred Stock 207 shares	20,586
eHealth Inc.	Common and Preferred Stock 1,954 shares	17,039
Safehold Inc.	Common and Preferred Stock 718 shares	16,801
Remitly Global Inc.	Common and Preferred Stock 736 shares	14,293
Enhabit Inc.	Common and Preferred Stock 155 shares	1,604
Total U.S. Equity Active Asset Class			94,514,257

U.S. Equity Index Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 1,798,502 units	134,889,452
NT Collective Short Term Investment Fund*	Collective Trust Fund 24 units	24
Total U.S. Equity Index Asset Class			134,889,476

International Equity Active Asset Class:
Polaris Capital Management Collective Investment Trust International Value Collective Fund*	Collective Trust Fund 1,559,016 units	18,822,151
Mawer International Equity Collective Investment Trust Class B*	Collective Trust Fund 1,102,136 units	18,377,673
Reliance Trust Institutional Retirement Trust GQG Partners International Equity Fund Series 11 Class C*	Collective Trust Fund 1,015,711 units	15,184,873
Dodge & Cox International Fund	Mutual Fund 216,056 shares	10,621,300
Wilmington Trust Collective Investment Trust / Jennison International Equity Opportunities CIT Class J*	Collective Trust Fund 1,111,271 units	10,334,823
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund 24,766 units	5,294,913
NT Collective Short Term Investment Fund*	Collective Trust Fund 9,823 units	9,823
Total International Equity Active Asset Class			78,645,556

International Equity Index Asset Class:
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending (Tier J)*	Collective Trust Fund 194,876 units	38,035,837
BlackRock FTSE RAFI Emerging Index Non Lendable Fund F*	Collective Trust Fund 1,675 units	9,289
NT Collective Short Term Investment Fund*	Collective Trust Fund 5 units	5
Total International Equity Index Asset Class			38,045,131

Participant Self-Directed Accounts	Various Investments	13,439,222
			13,439,222

Notes Receivable from Participants*	Interest Rate 4.25% - 9.50%	15,996,462
			15,996,462

Other:

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
ML Vanguard Federal Money Market Forfeiture / Settlement*	Cash and Cash Equivalents	30,340
NT Collective Short Term Investment Fund*	Collective Trust Fund 1,914 units	1,914
Total Other			32,254

Grand Total			$718,630,902

* Indicates party-in-interest

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING LIMITED LLC
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing Limited LLC (Name of Plan)

Date:	June 20, 2024	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Executive Vice President and Chief Financial Officer
Amgen Manufacturing Limited LLC